ACM Managed Dollar Income Fund, Inc.

Exhibit 77C

811-7964

77C – Matters submitted to a vote of security holders

The Annual Meeting of Stockholders of ACM Managed Dollar Income Fund, Inc. (“ACM VIII”) was held on March 29, 2006.  A description of each proposal and number of shares voted at the meeting are as follows:

Shares Voted For	Shares Withheld

To elect three Directors of ACM VIII for a term of two or three years and until his successor is duly elected and qualifies.

Class Two Nominee (term expires 2008):

D. James Guzy

Class Three Nominees (terms expire 2009:

Marc O. Mayer

Marshall C. Turner, Jr.

17,553,391 17,608,967 17,612,999	623,736 568,159 564,127

S:\MF_Legal\Dennis\NSAR's\NSAR.Exhibit 77C. ACM VIII.3-06.doc